VANELL, CORP.

Res. San Antonio Bk. 10, Pje. 7 N5

San Antonio Del Monte, Sonsonate,

El Salvador SV-106090030

Tel. 011-503-79511698

E-mail: vanellcorp@gmail.com

May 30, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich

Re: Vanell, Corp.

Amendment #5 to Registration Statement on Form S-1,

Filed on May 16, 2013

Filing No. 333-186282

Dear Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich:

Further to your letter dated May 29, 2013, concerning the deficiencies in Amendment #5 to Registration Statement on Form S-1 filed on May 16, 2013 we provide the following responses:

General:

1. SEC Comment: We note your response to comment 2 of our comment letter dated May 13, 2013 and your filing of the agreement with Spartan Securities Group, Ltd. as Exhibit 10.1. We also note that page 2of the agreement with Spartan references “other services provided or to be provided by Spartan and or any affiliates, including but not limited to transfer agent services and/or DTC eligibility consulting services provided by Island Stock Transfer.” Please disclose in the prospectus, as applicable, any services, other than the filing of Form 211 application with FINRA, provided or to be provided to you or any other affiliates by Spartan or any of its affiliates and any compensation paid or to be paid therefor and, as appropriate, please file all relevant agreements as required by Item 601 of Regulation S-K. In addition, please re-file the agreement with Spartan as Exhibit 10.2 as identified in the exhibit list on page 50 of your registration statement.

Response: In response to this comment the company revised its disclosure as requested:

“There has been no market for our securities.  Our common stock is not traded on any exchange or on the Over-the-Counter market.  On April 1, 2013 we signed the agreement with Spartan Securities, Ltd. . to file an application with FINRA for our common stock to become eligible for trading on the Over-the-Counter Bulletin Board.  The 211 agreement signed with Spartan Securities, Ltd. has no material terms. Per the 211 contract signed with Spartan Securities, Ltd.: Vanell, Corp. acknowledges that it has not compensated, or agreed to compensate, Spartan, its affiliates, employees, officers and/or directors, or the employees, officers and/or directors of Spartan’s affiliates, either directly or indirectly, in consideration of Spartan’s agreement to file the Company’s Form 211 Listing Application. There are no services, other than the filing of Form 211 application with FINRA, provided or to be provided to us by Spartan.

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On April 1, 2013 the Transfer Agent agreement was signed with Island Capital Management, LLC (dba Island Stock Transfer). The compensation paid pursuant to the signed agreement is $8,000. The agreement includes, but is not limited to, the services listed below:

New Client Set-Up:

1.1.

Review and processing of Corporate resolutions to establish Agent as Company’s stock transfer and edgarization agent.

1.2.

Receipt and Review of Company’s documents, including Articles of Incorporation, Certificate of Incorporation, Amendments to the Articles of Incorporation and Company’s resolutions establishing Company’s officers.

1.3.

Review, processing, audit and importation of current shareholder information.

1.4.

Formatting and importing records into Agent’s shareholder database, including recording stops (Company and SEC issued), restrictions and affiliate/control shareholder statuses.

1.5.

Communication and review with former Company transfer agent.

1.6.

Receipt, verification and organization of former transfer records.

1.7.

New certificate processing, including establishing certificate design, numbers, format and quantity.

1.8.

Storage and retention of previous transfer records, new transfer documents, corporate documents and new certificates.

1.9.

Recording and inventory auditing of records used, unused, lost and destroyed certificates.

1.10.

Communication with, and providing documentation to DTC regarding the transition from previous transfer agent to, or initial establishment of, Island Stock transfer as transfer agent.

Maintenance:

1.11.

Maintenance of files in secure storage centers, including rated theft locks and fireproof cabinetry.

1.12.

Maintenance of offsite data backup, ensuring continuous operations in the event of any disaster for the Company or transfer service location.

Custom Reporting:

4.1.

Develop shareholder reports and transaction journals to perform corporate requests.

4.2.

Formatting reports and databases to enable custom reporting.

4.3.

Perform automated functions and maintenance to ensure reports are continuously available.

4.4.

Enable electronic submissions or hardcopy formats of reports.

4.5.

Perform data and transactional searches, including statistical analysis, as required to create custom reports.

4.6.

Deliver reports as requested by the Company.

Online Services – Island Access:

7.1.

Company set-up for online access and report downloads.

7.2.

Real time report and data updates.

7.3.

Training sessions for Company personnel.

7.4.

Training sessions for Company shareholders.

7.5.

Administrative maintenance and troubleshooting services.

7.6.

Security control and software maintenance.

Currently, above listed services are the only services to be provided to us by Island Stock Transfer pursuant to the agreement signed on April 1, 2013.

Also, the company re-filed the agreement with Spartan as Exhibit 10.2 as identified in the exhibit list on page 50 of our registration statement and filed Transfer Service Agreement as Exhibit 10.3.

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Plan of Operations, page 27

2. SEC Comment: We note the discussion of your business plan on pages 27 through 29 of your registration statement. Specifically, we note your disclosures that from April through July of 2013 you expect to incur costs of approximately $7,000 in connection with your marketing efforts and that you will require approximately $8,000 of costs in connection with the offering, in the next 12 months. However, we note that, according to your results of operations on page 30, you have incurred expenses of $7,004 from inception to March 31, 2013, comprised of, among other things, legal fees, audit fees, bank charges and registration fees. Please explain to us, with a view to disclosure, the status of your business plan and where you are in the process of implementing your business plan, for any expenses you have incurred pursuant thereto and for the time that has passed since your initial filing of registration statement.

Response: In response to this comment we revised our disclosure to clarify the status of our business plan and disclosed any expenses we have incurred from March 31, 2013 to May 30, 2013 and from our inception on September 7, 2012 to May 30, 2013:

“Initially, our sole officer and director, Mr. Magana, will look for potential customers. On November 26, 2012, we signed a service agreement with Finca La Esmeralda, a private El-Salvadorian company. During February-May, 2013 we contacted over 20 potential customers in El Salvador through our officer and sole director Francisco Magana’s network of friends and business associates in El Salvador.  We negotiated terms and conditions of collaboration. As of May 30, 2013 Finca La Esmeralda is the only El-Salvadorian company with which we have signed service agreement. We will continue to search for new potential customers during the life of our operations.”

“We incurred operating expenses in the amount of $10,192 for the period from March 31, 2013 to May 30, 2013.  These operating expenses were comprised $1,500 for the audit fees, $14 for bank charges, $ 8,000 for transfer agent fees, $178 for the federal income tax return for 2012 and $500 for tax preparation fees.

Our operating expenses were $17,196 for the period from our inception on September 7, 2012 to May 30, 2013.  These operating expenses were comprised $ 2,500 for the legal fees, $4,750 for the audit fees, $649 for bank charges and $619 for miscellaneous fees comprised of $274 payable in connection with the incorporation of the company, $20 payable to Securities and Exchange Committee, $325 for filing of the annual list of officers, $ 8,000 for transfer agent fees, $178 for the federal income tax return for 2012 and $500 for tax preparation fees.”

Due to the marketing campaign being postponed until June-July, 2013 the estimated cost of $7,000 to commence it will not be incurred until late June-July of 2013.

Please direct any further comments or questions you may have to company at vanellcorp@gmail.com.

Thank you.

Sincerely,

/S/ Francisco Douglas Magana

Francisco Douglas Magana, President

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